EXHIBIT (a)(9)

                               DANAHER CORPORATION
                             1250 24th Street, N.W.
                                       Suite 800        TELEPHONE  (202)828-0850
                             Washington, D.C. 20037     TELECOPIER (202)828-0860



FOR IMMEDIATE RELEASE                        CONTACT:   PATRICK W. ALLENDER
                                                        CHIEF FINANCIAL OFFICER
                                                        (202) 828-0850


                    DANAHER COPORATION COMPLETES TENDER OFFER
                        FOR AMERICAN PRECISION INDUSTRIES
--------------------------------------------------------------------------------


      Washington, D.C., March 23, 2000 - Danaher Corporation (NYSE:DHR) announced today that it has completed its tender offer for all outstanding shares of American Precision Industries (NYSE:APR) common stock, at a price of $19.25 per share. The tender offer expired at 12:00 midnight, New York City time, on March 22, 2000. Danaher Corporation has been advised by the depositary for the tender offer that as of the expiration of the tender offer 6,710,977 American Precision Industries shares, representing approximately 97% of the outstanding shares, had been validly tendered and not withdrawn pursuant to the offer (including shares tendered pursuant to the procedures for guaranteed delivery). As previously announced, Danaher Corporation plans to acquire the remaining American Precision Industries shares at $19.25 per share through a cash merger, expected to be completed shortly.

      American Precision Industries Inc. is a multi-domestic producer of products for the motion control and heat transfer industries.
(www.apicorporate.com)

      Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components. (www.danaher.com)

                                              # # #



                                  Page 4 of 4